UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

YM BIOSCIENCES INC.
(Exact name of Registrant as specified in its charter)

Nova Scotia, Canada	Not applicable
(State or other jurisdiction of in Company or organization)	(I.R.S. Employer Identification No.)

Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada	L4W 4Y4
(Address of principal executive offices)	(Zip Code)

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-5448
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Rights to Purchase Common Shares, no par value	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☐

Securities Act registration file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Securities to be registered

Background

The Board of Directors approved the entering into of a shareholders rights plan (the “Rights Plan”) on September 20, 2007, and the Rights Plan was approved by holders of the Company’s common shares at the annual and special meeting of shareholders held on November 28, 2007. The Rights Plan replaced the Company’s shareholder rights plan that was originally adopted in 2004 and expired at the 2007 annual and special meeting of shareholders. The principal purpose of the Rights Plan is to provide shareholders with sufficient time to properly assess a take-over bid for the Company, if such a bid were to be made, and to provide the Board of Directors with time to consider alternatives designed to allow the Company’s shareholders to receive full and fair value for their common shares.

The Board of Directors has concluded that maintaining a shareholder rights plan would be in the best interests of the Company and its shareholders. The Rights Plan is not being implemented in response to, or in anticipation of an acquisition or take-over bid of the Company.

Many Canadian public companies continue to have shareholders rights plans in effect. These plans have as their objectives provided shareholders of the companies involved, and the boards of directors of such companies, with the time necessary to ensure that, in the event of a take-over bid for their corporations, alternatives to the bid are explored and developed which may be in the best interest of the particular corporation and its shareholders. Securities legislation in Canada currently permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this is not sufficient time to assess a take-over bid, were such a bid to be made, and if the Board of Directors deems appropriate, to explore and develop alternatives in the best interests of the Company and its shareholders. In the event that competing bids emerge, the Board of Directors also believes that current securities legislation in Canada does not provide a sufficient minimum period of time for a board of directors to assess a competing offer or for shareholders to make a reasoned decision about the merits of the competing bids. The Rights Plan is not intended to prevent a take-over bid or deter offers for the common shares of the Company or any other voting securities of the Company that might be issued in the future. It is designed to encourage anyone seeking to acquire control of the Company to proceed either by way of a “Permitted Bid” (as described below), which requires a take-over bid to satisfy certain minimum standards designed to promote the fair treatment of all holders of the voting shares, or with the concurrence of the Board of Directors.

Summary of the Rights Plan Agreement

The following is a brief summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement, which is filed herewith as an Exhibit and incorporated by reference herein. All capitalized terms used but not defined herein are defined in the Rights Plan Agreement.

Term

The term of the Rights Plan ends on the date of the Company’s Annual Meeting of Shareholders to be held in 2017, subject to ratification by the Company’s shareholders every three years, at which time the Rights will expire unless they are earlier terminated, redeemed or exchanged by the Board of Directors of the Company.

Distribution of Rights

To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights (“Rights”) to the then-current shareholders of the Company at the rate of one Right for each common share outstanding as of the time of the termination of business at the Company’s annual and special meeting of shareholders held on November 28, 2007 (the “Record Time”). In addition, one Right has been, and will continue to be, issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights. The Rights Plan Agreement provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters.

Exercise of Rights

The Rights will trigger (i.e. separate from the Company’s common shares) (the “Separation Time”) and will become exercisable eight trading days after a person (an “Acquiring Person”) has acquired 20% or more of, or commences or announces a take-over bid for, the Company’s outstanding common shares (defined to include the common shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). The acquisition by an Acquiring Person of 20% or more of the Company’s outstanding common shares is referred to as a “Flip-in Event”.

Any Rights held by an Acquiring Person will become void upon the occurrence of the Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s common shares to do so by way of a Permitted Bid or a Competing Permitted Bid, or to make a take-over bid that the Board of Directors considers to represent the full and fair value of the Company’s common shares.

Prior to the Rights being triggered, they will have no value and no dilutive effect on the Company’s common shares.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by a legend imprinted on the Company’s common share certificates and will not be transferable separately from the common shares. Common share certificates are not required to be exchanged in order for a shareholder to be entitled to the Rights. A legend will be imprinted on all new certificates issued by the Company. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company’s common shares.

Rights of Rights Holders

No holder of Rights is entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any common share or other share or security of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall the holding of a Right be construed or deemed to confer upon the holder of any Right any of the rights, titles, benefits or privileges of a holder of common shares or any other shares or securities of the Company, any right to vote at any meeting of shareholders of the Company, or any right to consent or withhold consent to any action of the Company.

Flip-in Event

A "Flip-in Event" will be triggered if a transaction occurs pursuant to which a person becomes an Acquiring Person (as defined in the Rights Plan). Upon the occurrence of the Flip-in Event, each Right (except for Rights Beneficially Owned (as defined in the Rights Plan) by the Acquiring Person and certain other persons specified below) will provide the right to purchase from the Company upon exercise of the Right, in accordance with the terms of the Rights Plan, the number of common shares of the Company having an aggregate Market Price (as calculated under the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined below) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $10 per share, then a shareholder could purchase for $50.00 ten shares, effectively acquiring the shares at half of the current market price, with the effect that the Acquiring Person may suffer substantial dilution of its interest in the Company.

The Rights Plan provides that Rights that are Beneficially Owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, including an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Company’s common shares.

Acquiring Person

An “Acquiring Person" is a person who Beneficially Owns (as defined in the Rights Plan) 20% or more of the outstanding voting shares of the Company. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of 20% or more of the outstanding voting shares of the Company as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

Exercise Price and Anti-Dilution Adjustments

The “Exercise Price” of a Right is, as of any date from and after the Separation Time, the price at which a holder may purchase the common shares issuable upon exercise of one whole Right. Until that price is adjusted under the terms of the Rights Plan, the Exercise Price will be $200.00.

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, are subject to adjustment from time to time upon certain events, including:

1.
if there is a dividend paid or payable in common shares or securities exchangeable for or convertible into or giving a right to acquire common shares or other securities (other than the issue of common shares or such other securities to holders of common shares in lieu of, but not in an amount that exceeds the value of, regular periodic cash dividends;

2.	a subdivision or consolidation of the common shares into a greater or lesser number of common shares, as the case may be;

3.
the issuance of any common shares or securities exchangeable for or convertible into or giving a right to acquire common shares or other securities in respect of, in lieu of or in exchange for existing common shares, except as otherwise permitted under the Rights Plan; or

4.
if the Company fixes a record date for the distribution to all holders of common shares of evidences of indebtedness, cash (other than a regular periodic cash dividend paid in common shares, but including any dividend payable in securities other than common shares), assets or subscription rights, options or warrants (other than securities referred to in the following paragraph), at a price per common share that is less than 90% of the Market Price per common share on the second trading day immediately preceding such record date; and

5.
if the Company fixes a record date for the distribution to all holders of common shares of certain rights, options or warrants to acquire common shares or securities convertible into or exchangeable for or carrying a right to purchase common shares at a price per common share less than 90% of the Market Price per common share on such record date.

No adjustment to the Exercise Price is required unless the adjustment, together with all other adjustments that have not been made as of such time as a result of this de minimis exception, would require an increase an increase or decrease in the Exercise Price of at least 1%.

Permitted Bids and Competing Permitted Bids

A Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights. A "Permitted Bid" is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

1.	the bid must be made to all holders of record of common shares;

2.	the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

3.
take-up and payment for shares may not occur unless the bid is accepted by persons holding more than 50% of the outstanding common shares (excluding, among others, shares held by the person responsible for triggering the Flip-in Event or any person that has announced an intention to make, or who has made, a takeover bid for the shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons);

4.	shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

5.
if the bid is accepted by the requisite percentage specified in clause (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by applicable law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid must be approved by the Board of Directors and may be taken directly to the shareholders of the Company. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Redemption and Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all, but not less than all, of the Rights at a redemption price of Cdn.$0.0001 per Right (the “Redemption Price”), appropriately adjusted in certain events. Rights will be deemed to be automatically redeemed at the Redemption Price where a person that has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company’s shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The Board of Directors may also waive the application of the Rights Plan to a Flip-in Event that occurs through inadvertence, subject to the “inadvertent” Acquiring Person reducing its holding of the Company’s shares within an agreed time. Other waivers of the Rights Plan will require shareholder approval.

Shareholder Approval

The Rights Plan must be ratified by a majority of the votes cast at the Company’s applicable shareholder meeting by shareholders present or voting by proxy. In addition, The Toronto Stock Exchange requires the Rights Plan to be ratified by shareholders within six months of the date of adoption of the Rights Plan by the Board of Directors. The Rights Plan will be subject to further ratification by the Company’s shareholders every three years

Amendment

Prior to ratification by shareholders, the Rights Plan could be amended or supplemented by the Board of Directors, in its sole discretion. As a result of the Rights Plan having been ratified by the shareholders, however, any amendments or supplements to the terms of the Rights Plan (other than to fix clerical errors or to maintain the Rights Plan’s validity as a result of changes in legislation) require shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

Item 2.	Exhibits

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on December 7, 2007.

YM BIOSCIENCES INC.

By:	/s/ Len Vernon
Name: Len Vernon Title: Vice President, Finance and Administration

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Shareholder Rights Plan Agreement, dated as of October 22, 2007, between YM Biosciences Inc. and CIBC Mellon Trust Company

2.2	Form of Rights Certificate (included as Exhibit A-1 to Exhibit 2.1 hereto)

2.3	Specimen Certificate for Common Shares of YM BioSciences Inc.

2.4
Certificate of Continuance dated December 11, 2001 (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the SEC on May 18, 2005 (File No. 001-32186))

2.5
Certificate of Registration dated December 11, 2001 (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F filed with the SEC on May 18, 2005 (File No. 001-32186))

2.6
Memorandum of Association dated December 11, 2001 (incorporated by reference to Exhibit 1.3 to the Company’s Registration Statement on Form 20-F filed with the SEC on May 18, 2005 (File No. 001-32186))

2.7	Articles of Association dated December 11, 2001 (incorporated by reference to Exhibit 1.4 to the Company’s Registration Statement on Form 20-F filed with the SEC on May 18, 2005 (File No. 001-32186))